Exhibit 99.1

Ecopetrol announces nomination of Hernando Ramírez Plazas to its Board of Directors

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that together with the subscription of the Declaration of the Nation as majority shareholder and according to the established procedure, four of the six governors of the hydrocarbon-producing departments operated by Ecopetrol, directly or through its delegates, signed an agreement unanimously approving to nominate as their Board of Directors candidate Dr. HERNANDO RAMÍREZ PLAZAS.

This agreement will be sent to the Colombian Ministry of Finance and Public Credit for the relevant purposes.

The complete text of the document signed by the governors of the hydrocarbon-producing departments may be consulted at the following link:

http://www.ecopetrol.com.co/documentos/inversionistas/Postulación candidato departamentos productores.pdf

Bogotá D.C., February 19, 2018

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Ecopetrol is Colombia’s largest firm and is an integrated oil company that is among the 50 largest in the world and the four largest in Latin America. In addition to Colombia, where it generates over 60% of the country’s production, it is active in exploration and production in Brazil, Peru and the United States (Gulf of Mexico). Ecopetrol operates the largest refinery in Colombia and most of the country’s oil-pipeline and polyduct network, and is significantly increasing its share in bio-fuels.

This press release contains statements relating to business prospects, estimates of operating and financial results, and Ecopetrol’s growth prospects. All are projections, and therefore are based solely on management’s expectations of the company’s future and its continuous access to capital to finance the company’s sales plan. Achieving these estimates in the future depends on its performance under given market conditions, regulations, competition, performance of the Colombian economy and industry, among other factors; therefore, they are subject to change without prior notice.

For further information, contact:

Capital Markets Manager

Maria Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co